EXHIBIT 99(e)

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Cleco Corporation, et al.                                  )                  Docket No. IN03-1-000

Stipulation and Consent Agreement

I.  INTRODUCTION

The Staff of the Division of Enforcement, Office of Market Oversight and Investigations (Enforcement); Cleco Corporation (Cleco); Cleco Marketing & Trading LLC (CMT); Cleco Power LLC (Cleco Power); and Cleco Evangeline LLC

(Evangeline) (collectively, Cleco, et al.) enter into this Stipulation and Consent Agreement (Agreement) to resolve all issues relating to a non-public, formal investigation conducted by Enforcement under Part 1b of the Commission's regulations, 18 C.F.R. Part 1b (2003).  The investigation concerns alleged violations of the Federal Power Act (FPA), 16 U.S.C. §§ 792 et seq. (2000), and provisions of the Commission's regulations and orders, arising from the facts stipulated below.

II.  STIPULATION

Cleco, et al. and Enforcement stipulate to the following:

Background

1.         Cleco is a holding company with the following subsidiaries, among others.

a.         Cleco Power LLC is a regulated, electric transmission utility with a wholesale merchant function, and a retail function that serves about 250,000 retail customers in Louisiana.  Cleco Power sells bundled power to its retail customers and tracks the fuel and fuel-related costs, including certain purchased power costs, for its retail tariff in a fuel adjustment clause account (FAC).  Cleco Power's sales or purchases from its FAC will hereinafter be referred to as Cleco Power-FAC.  Until mid-year 2003, Cleco Power also maintained another trade book for wholesale marketing and speculative trading, which will hereinafter be referred to as Cleco Power-WMO.  Currently, wholesale trading is in customer-specific trade books.  Cleco Power received market-based rate authority[1] before it had any power marketer affiliates, and does not have a code of conduct.  As a transmission provider, Cleco is also subject to the Commission's Standards of Conduct, 18 C.F.R. Part 37 (2003), which govern its relationship with its wholesale merchant function and power marketer affiliates.

b.         Cleco Marketing & Trading LLC (CMT) is a power marketer with market-based rate authority and a Code of Conduct.[2]

c.         Cleco Evangeline LLC (Evangeline) owns and operates a power plant as an  exempt wholesale generator (EWG) under Section 32 of the Public Utility Holding Company Act of 1935 (PUHCA), 15 U.S.C. § 79z-5a (2000), with market-based rate authority[3] and a Code of Conduct.

2.         CMT's and Evangeline's Codes of Conduct are nearly identical.  Both, inter alia, require CMT and Evangeline: 1) to operate separately from the employees of Cleco Power "to the maximum extent practical" and 2) to disclose all market information they share with Cleco Power simultaneously to the public.  "Market information" is defined broadly to include "all market information, including but not limited to, any communication concerning power or transmission business, present or future, positive or negative, concrete or potential."

3.         In 1998, Cleco expanded its focus to incorporate a larger trading and marketing operation.  The company formed a new intermediary holding company, Cleco Midstream Resources LLC, within which it consolidated generation assets, including planned new EWG generators, such as Acadia Power Partners, LLC (Acadia); Evangeline; and Perryville Energy Partners, L.L.C. (Perryville); and its newly created, affiliated power trading and marketing arm, CMT; as well as additional subsidiaries.

4.         In 1999, CMT began performing a number of services for Cleco Power.  On March 1, 2000, CMT signed an agency agreement with Cleco Power, under which CMT provided Cleco Power a wide range of power trading and other services, including: 1) resource coordination and delivery of power and ancillary services to Cleco Power customers; 2) fuel purchases for Cleco Power generation use; 3) marketing and customer relations services; 4) commodity trading; 5) monitoring, energy management, scheduling, dispatch and accounting and billing services; 6) interaffiliate billing; 7) retail and wholesale marketing; and 8) energy trading.  CMT performs no functions under the agreement now.  Although the agreement is still in effect, it is not relied upon because of CMT's recent elimination of nearly all functions and employees.  From July 1999 through December 2001, CMT and Cleco Power-WMO also shared employees and CMT operated nearly all aspects of Cleco Power-WMO's trading operations.  CMT continued to perform marketing and scheduling functions for Cleco Power-WMO through July 2002, when a newly hired and trained Cleco Power scheduler became responsible for Cleco Power's scheduling.

5.         From July 1999 until June 2000, CMT managed the trade books of CMT and Cleco Power-WMO in a single database and, in some cases, sent invoices for transactions conducted by both affiliates in a single, combined statement.  CMT traders, among others, who had access to multiple trade books, at times transferred or amended transactions between trade books subsequent to the transaction, which resulted in affiliate transfers.  Apparently, those personnel were either balancing books or making corrections because there was no enabling agreement with the counterparty for the affiliate and the trade ordinarily would be moved to the account of the affiliate with an enabling agreement.  When the books were segregated in 2000, a number of accounting adjustments were made to separate customers of Cleco Power-WMO and CMT.  As a result, non-affiliated customer information was shared between Cleco Power-WMO and CMT.  Additional accounting adjustment transactions between Cleco Power-WMO and CMT occurred during 1999 and into 2001.  Cleco Power-WMO and CMT also shared a single trading floor from 1999 until January 2002, which contributed toward sharing of information.

6.         Under the Agency Agreement, CMT also provided transmission scheduling services for Cleco Power-WMO whereby a single CMT employee performed this service for both CMT's own transmission scheduling needs and those of Cleco Power-WMO.  In some cases, the scheduler optimized the acquisition of transmission services by scheduling certain purchases by one affiliate to offset the needs of another affiliate, and vice versa.  The offsets optimized the use of transmission paths and decreased the transmission needed from outside Cleco's control area.  The optimization eliminated or reduced the need for inter-control area transmission and saved Cleco Power line losses.

7.         From 1999 to 2002, Cleco Power provided CMT, for the benefit of a customer, a unique type of transmission service that was neither made available to non-affiliates, nor included in its tariff, nor posted on its OASIS website.

8.         During the years 1999 to 2002, Cleco Power and CMT engaged in numerous transactions in which power was indirectly sold between CMT and Cleco Power-WMO, through the use of a non-affiliated third party intermediary.  In these transactions, which were arranged by CMT personnel, one Cleco affiliate would sell to the intermediary "sleeve" party and the "sleeve" party would then sell the same quantity of energy at a similar price to the other Cleco affiliate.  Neither CMT nor Cleco Power sought prior or subsequent Commission authorization under section 205 of the Federal Power Act for these transactions.  Cleco Power conducted $3.5 million of "sleeve" trades to CMT from 1999 to 2002.  CMT conducted $15.1 million of "sleeve" trades to Cleco Power from 1999 to 2002.  Generally, the pricing for these transactions was the same.  However, in some instances, Cleco Power incurred net costs in excess of the original transaction costs incurred by CMT.  As a result, between 1999-2002, CMT obtained a net profit of about $1.99 million as a result of the "sleeve" trades with Cleco Power.

9.         In December 1999, CMT executed an agency agreement with Evangeline under which it would market test power[4] from Evangeline prior to commencement of full commercial operations.  This agency agreement was executed by the same individual representing both Evangeline and CMT.  During December 1999, in a transaction arranged by CMT personnel, Evangeline sold power to a third party "sleeve" that then sold the power to Cleco Power.  In addition, from February 2000 to May 2000, CMT, on Evangeline's behalf, arranged and sold test power to an unaffiliated third party "sleeve" and the third party "sleeve" then resold the same power in the same quantity at the same price nearly simultaneously to Cleco Power.  In all, Evangeline sold Cleco Power about 61,000 MWh of power at a total price of about $1.8 million.  Evangeline did not seek prior or subsequent authorization for these transactions from the Commission.  Evangeline obtained a net profit of about $126,469 from these transactions with Cleco Power.

10.       From 1999 to 2002, Cleco Power or CMT engaged in round-trip, wash trades in which one of the affiliates sold power to a third party "sleeve" and the third party "sleeve" nearly simultaneously sold back the same quantity of power at a similar or identical price to the same affiliate.  In some instances, the transactions involved the sale and purchase of power through a "sleeve" to and/or from Cleco Power's- FAC to/from the Cleco Power-WMO account.  Generally, the pricing for these transactions was the same.

11.       At Cleco Power, the trading floor is shared by employees engaging in wholesale merchant functions and those engaging in retail sales functions.  Although separate employees handle the forward transactions, the "Resource Coordinator" performs hourly dispatch for the wholesale and retail sales.  As a shared employee, the Resource Coordinator has access to Cleco Power's transmission information.

12.       On November 13, 2002, Cleco voluntarily disclosed substantial aspects of the  transactions and other behavior described above to Enforcement Staff.  On November 14, 2002, Cleco made similar disclosures in publicly available documents filed with the Securities and Exchange Commission.

III.  ALLEGED VIOLATIONS

A.        Enforcement alleges:

1.         By engaging in sales to affiliates without Commission authorization, Cleco Power, Evangeline and CMT violated Section 205 of the FPA, 16 U.S.C. § 824d (2000), which prohibits public utilities from engaging in preferential or discriminatory arrangements between persons, localities, and classes of services.  Cleco Power, Evangeline, and CMT also violated the express terms of their market-based power sales tariffs, which required prior approval of such transactions.

2.         Evangeline's test power sales to Cleco Power, effectuated by CMT, also violated Section 214 of the FPA, 16 U.S.C. § 824m (2000), which states that no rate is lawful for an EWG if the rate results from an undue preference or advantage from an affiliate.  The violations of Section 214 of the FPA trigger Section 316A of the FPA, 16 U.S.C. § 825o-1 (2000), which authorizes the Commission to assess up to $10,000 for each day of continuing violation.[5]

3.         In addition, Cleco Power violated Section 205 of the FPA by providing an undue preference to an affiliate (CMT) with a unique type of transmission service not made available to non-affiliates.

4.         By providing an affiliate, CMT, a unique form of transmission service not available to other parties, Cleco Power also violated Section 37.4(b)(5)(iv) of the Commission's regulations, 18 C.F.R. § 37.4(b)(5)(iv) (2003), which prohibits transmission providers from providing preferences with respect to sales or purchase of transmission service by an affiliate as compared to the interests of other wholesale customers.

5.         Cleco Power also violated Section 37.4(b)(4)(i) of the Commission's regulations, 18 C.F.R. § 37.4(b)(4)(i) (2003), which, inter alia, prohibits disclosure of non-public, transmission system information by transmission provider employees to affiliate employees engaged in wholesale merchant functions, if that information is not contemporaneously disclosed to other customers.  Improper disclosure of such transmission information was per se necessary for Cleco Power to be able to provide the unique transmission service to CMT.

6.         Cleco Power violated Section 37.4(b)(4)(ii) of the Commission's regulations, 18 C.F.R. § 37.4(b)(4)(ii) (2003), by failing to post on the OASIS transmission information regarding the unique form of transmission service disclosed to an affiliate.  Cleco Power also violated Section 37.6(b) of the Commission's regulations, 18 C.F.R. § 37.6(b)(2003), which requires transmission providers to post all types of available transmission capacity on its OASIS, by failing to post the unique type of firm transmission service that it provided to CMT on Cleco Power's OASIS.

7.         By maintaining trade books jointly with CMT, Cleco Power violated Section 37.4(b)(6) of the Commission's regulations, 18 C.F.R. § 37.4(b)(6) (2003), which requires transmission providers to maintain books of account and records separately from those of their affiliates.

8.         Cleco Power also violated Section 37.4(b)(3) of the Commission's regulations, 18 C.F.R. § 37.4(b)(3) (2003), which prohibits an employee engaged in wholesale merchant functions from having preferential access to information about the transmission system that is not available to all users of the OASIS, by giving the Resource Coordinator, who engaged in wholesale functions, access to transmission information.

9.         CMT and Evangeline violated their respective Codes of Conduct by failing to operate separately from Cleco Power.

10.       CMT and Evangeline violated their respective Codes of Conduct by sharing market information with Cleco Power that was not simultaneously disclosed to the public.

B.        Cleco, et al. responds:

1.         With respect to the allegations set forth in Part III.A. above, it is Cleco, et al.'s position that:

a.         Cleco, et al. neither admits nor denies Enforcement's allegations in Part III.A.  Cleco, et al. neither admits nor denies that it violated any provision of the FPA or the Commission's regulations and expressly asserts that neither Cleco nor any of its subsidiaries was unjustly enriched by, received a competitive advantage, or otherwise unjustly or unreasonably profited from the alleged activities described in this Agreement.  However, to avoid extended litigation with respect to the matters described or referred to herein, to avoid uncertainty, and to effect a complete and final settlement of the investigation in Docket No. IN03-1-000, and without admitting or denying that any violations occurred, Cleco, et al. enters into this Agreement.

b.         With respect to Enforcement's allegations contained in Part III. herein, Cleco et al. intended no violations of law and did not intend to impose excessive rates or charges upon Cleco Power's customers.  With respect to the joint scheduling by CMT, these transactions were intended to achieve operational and economic efficiencies for Cleco et al.

IV.  PENALTIES AND REMEDIES

For purposes of settling any and all civil and administrative disputes, and in lieu of any other penalty or remedy that the Commission might assess or determine concerning any of the matters in the investigation in Docket No. IN03-1-000, Cleco, et al. agrees that:

1.         Cleco, et al. shall pay a civil penalty in the principal amount of $750,000 as follows:

a.         No later than 30 days after the date upon which a Commission order approving this Agreement without modification becomes final (Effective Date), Cleco, et al. shall pay $750,000 to the Commission, either by delivering a certified check made payable to the Federal Energy Regulatory Commission to Federal Energy Regulatory Commission, Lockbox 93938, Chicago, Illinois 60673, or by completing an electronic wire transfer to an appropriate Commission account.

b.         Cleco, et al. shall not recover any amount of the civil penalty through any rate for any service subject to the jurisdiction of the Commission.

2.         a.         As of the Effective Date, CMT's market-based rate authority is revoked, except for minimal sales to meet existing contractual obligations, which shall not be extended or renewed and will expire or otherwise be terminated on or before December 31, 2003.  The existing contractual obligations include three replacement power contracts for Acadia, Evangeline and Perryville, and peak power arrangements for six non-affiliated customers.

b.         CMT may reapply to the Commission for market-based rate authority and authorization to engage in trading operations on the earlier of December 31, 2004, or twelve months after CMT has certified to Enforcement that it ceased engaging in all market-based rate sales.

3.         Within 30 days of the Effective Date, CMT shall refund to Cleco Power CMT's profits in the amount of $1,990,950, and Evangeline shall refund to Cleco Power Evangeline's profits in the amount of $126,469, as specified in Part II, paragraphs 8 and 9.  Cleco et al. shall provide evidence of such refunds to OMOI within 60 days of the Effective Date.

4.         On the Effective Date, the agency agreement between CMT and Cleco Power referenced in Part II, No. 4, above, shall be terminated.  No agency agreements, or like agreements, by which any of the Cleco et al. entities manage power or transmission for another, or sell power or transmission services, or provide other energy or power related services, to another shall exist between and among any of the Cleco et al. entities, without prior express written approval from the Commission, except as provided above for the three replacement power contracts.  No new such agency agreement between and among any of the Cleco et al. entities may be entered into, without prior express written approval from the Commission.

5.         Within 30 days after the Effective Date, Cleco Power, CMT, Evangeline, Acadia and Perryville (the latter three being affiliated generators with market-based rate authority) will be subject to the Codes of Conduct attached as Appendix A.  Evangeline's, Acadia's, CMT's and Perryville's previous Codes of Conduct imposed in Docket Nos. ER99-2928-000, ER02-1406-000, ER99-2300-000, and ER01-1397-000, thus shall be superseded.

6.         Within 30 days of the Effective Date, Cleco Power, CMT, Acadia, Perryville and Evangeline will file revised tariff sheets to reflect the new Codes of Conduct in an "ER" filing.

7.         Within 60 days of the Effective Date, Cleco Power will separate its trading floor to keep apart the employees engaged in retail sales functions from those engaged in wholesale sales functions and ensure that Resource Coordinators are not shared between the retail and wholesale trading floors.

8.         Cleco, et al. shall implement fully and follow the Compliance Plan attached as Appendix B to this Agreement.

a          Within 30 days after each of the first through third anniversaries of the Effective Date, Cleco et al. shall file with the Commission a report in Docket No. IN03-1-000 explaining how, during the previous 12-month period, it implemented the Compliance Plan and ensured continued compliance with the applicable provisions of this Agreement and the Compliance Plan (Compliance Report).

b.         As required in Section 205 of the FPA and Section 32 of PUHCA, neither Cleco Corp nor any of its subsidiaries will create any new power marketer affiliates or EWGs without prior approval of the Commission.

c.         Should any audit or reporting activity conducted pursuant to this Agreement or the Compliance Plan indicate that during the period in which the Compliance Plan is in effect, Cleco et al. or any affiliate of it subject to the Compliance Plan engaged in any apparent violation of any rule, regulation, or statutory requirement administered by the Commission, Cleco, et al. shall describe in the applicable Compliance Report each such violation and any remedy for it that Cleco, et al. implemented after consultation with Enforcement.

9.         Cleco et al. agree to fully cooperate with Enforcement in the investigation of the non-affiliated counterparties that participated in the activities described in Part II of this Agreement, subject to reasonable protections of confidentiality, including the confidentiality protections of 18 C.F.R. Part 1b (2003).

10.       Failure to make a timely civil penalty payment or otherwise comply with any provision of this Part shall violate a final order of the Commission issued pursuant to the FPA and may subject Cleco, et al. to additional action under the enforcement and penalty provisions of the FPA and the Commission's rules.  Moreover, if payment is not made on time, interest shall accrue under the Commission's regulations at 18 C.F.R. § 154.501(d) (2003) from the date such payment is due.

V. TERMS

1.         Enforcement and Cleco, et al. state that they enter into the Agreement voluntarily and that, other than the agreements provided herein, no tender, offer, or promise of any kind whatsoever has been made by any party to this Agreement or by any member, officer, agent, or representative thereof, to induce the other party to enter into the Agreement.

2.         The Agreement does not address or affect any issues pending in any other docketed matter.

3.         By the Agreement, Enforcement and Cleco, et al. evidence their intention to settle only the matters referred to herein that are within the Commission's jurisdiction and statutory authority to settle.

4.         Unless the Commission issues an order approving the Agreement in its entirety, without modification, the Agreement shall be null and void and of no effect whatsoever, and neither Enforcement nor Cleco, et al. shall be bound by any provision or term of the Agreement, unless they agree otherwise in writing.

5.         On the date the Commission approves the Agreement without modification, the Agreement shall resolve as to Cleco, et al., their agents, advisors, officers, directors and employees, both past and present, and the Commission shall release and be forever barred from bringing against Cleco, et al., its agents, advisors, officers, directors, or employees, both past and present, any and all administrative or civil claims, charges, or matters asserting any claims, liabilities, causes of action, demands, rights, alleged entitlements, obligations, known or unknown, asserted or not asserted, vested or unvested, without limitation, arising out of, related to, or connected with the facts set forth in Part II and the allegations in Part III of the Agreement.   A final Commission order approving the Agreement without modification shall terminate the investigation in Docket No. IN03-1-000.

6.         With respect to the representations by Cleco, et al. set forth, the undersigned representatives of Cleco, et al. represent and warrant that they have read them and know the contents thereof, that all the factual statements and factual matters set forth are true and correct to the best of their knowledge, information, and belief, and that they understand that Enforcement enters into this Agreement in express reliance on those representations.

7.         The provisions of this Agreement shall apply to Cleco, et al. and its successors and assigns.

8.         In connection with the payment of the civil penalty provided for herein, Cleco, et al. agrees that the Commission's order approving this Agreement without modification shall be a final and unappealable order assessing a civil penalty under Section 316A(b) of the FPA, 16 U.S.C. § 825o-1(b)(2000).  With regard to such civil penalty, Cleco, et al. waive: a Notice of Proposed Penalty under Section 31(d) of the FPA, 16 U.S.C. § 823b(d) (2000); hearings pursuant to the applicable provisions of the FPA and the right to proceed pursuant to Section 31(d)(3) of the FPA, 16 U.S.C. § 823b(d) (2000); the filing of proposed findings of fact and conclusions of law; an Initial Decision by an administrative law judge pursuant to the Commission's Rules of Practice and Procedure; post-hearing procedures pursuant to the Commission's Rules of Practice and Procedure; and judicial review by any court.

9.         In connection with agreeing to the remedies provided herein relating to activities under the FPA discussed herein, Cleco, et al. agree that a Commission order approving this Agreement without modification shall be a final and unappealable order under Section 313(a) of the FPA, 16 U.S.C. § 825l(a) (2000).  With regard to such order, Cleco, et al. waive:  hearings pursuant to the applicable provisions of the FPA; the filing of proposed findings of fact and conclusions of law; an Initial Decision by an administrative law judge pursuant to the Commission's Rules of Practice and Procedure; post-hearing procedures pursuant to the Commission's Rules of Practice and Procedure; and judicial review by any court.

10.       Each of the undersigned warrants that he is an authorized representative of the party designated, is authorized to bind such party, and accepts this Agreement on behalf of that party.

Agreed to and accepted this 25th day of July 2003.

Cleco Corporation, et al.	Enforcement Staff
/s/ David M. Eppler	/s/ Dennis O'Keefe

By:	By:
David M. Eppler	Dennis O'Keefe
President and Chief Executive Officer,	Deputy Director,
Cleco Corporation	Office of Market Oversight and Investigations
/s/ R. O'Neal Chadwick, Jr.
By:
R. O'Neal Chadwick, Jr.
Senior Vice President and General Counsel
Cleco Corporation

[1] Central Louisiana Electric Co., Inc., 77 FERC   61,020 (1996), reh'g denied, 78 FERC  61,089 (1997),  aff'd sub nom. Louisiana Energy and Power Authority v. FERC, 141 F.3d 364 (D.C. Cir. 1998).  Central Louisiana Electric Company subsequently changed its name to Cleco Utility Group Inc., and then to Cleco Power LLC.  Hereinafter, all references to this entity will be Cleco Power.

[2] On June 17, 1999, the Commission granted Cleco Trading and Marketing LLC  authority to conduct sales at market-based rates, conditioned upon compliance with a Code of Conduct.  87 FERC  62,313 (1999).  Cleco Trading and Marketing LLC subsequently changed its legal name to Cleco Marketing & Trading LLC (CMT).

[3] The Commission granted Evangeline EWG status in 1999.  87 FERC  62,370 (1999).   In 1999, the Commission also granted Evangeline authority to conduct sales at market-based rates, conditioned upon compliance with a Code of Conduct. 88 FERC  61,005 (1999).

[4] "Test power" is that energy that is produced during the testing and start-up period of the construction of a new generation facility.  When Evangeline became fully operational and began producing full power, all the output was contractually committed to a non-affiliated third party.

[5] The maximum civil penalty has subsequently been raised to $11,000 for each day of continuing violation for violations occurring after August 2002.

APPENDIX A
Cleco Power LLC; Cleco Marketing & Trading LLC; Cleco Evangeline LLC;
Acadia Power Partners, LLC; and Perryville Energy Partners, L.L.C.

CODE OF CONDUCT

I.          Organizational Requirements

1.         To the maximum extent practical, the employees of Cleco Power LLC (Cleco Power); Cleco Marketing & Trading LLC (CMT); Cleco Evangeline LLC (Evangeline); Acadia Power Partners, LLC (Acadia); and Perryville Energy Partners, L.L.C. (Perryville) (collectively referred to as the Cleco Companies) will operate independently of each other.

2.         The Cleco Companies must post the names and addresses of its energy-related affiliates on an Internet-based, OASIS-like website (Internet website).  Energy-related affiliates include those entities that: (1) engage in or are involved in transmission transactions in U.S. energy or transmission markets; (2) manage or control transmission capacity in U.S. energy or transmission markets; (3) buy, sell, trade or administer natural gas or electric energy in U.S. energy or transmission markets; or (4) engage in financial transactions relating to the sale or transmission of natural gas or electric energy in U.S. energy or transmission markets.

3.         The Cleco Companies must post on an Internet website a complete list of the facilities shared by the Cleco Companies, including the types of facilities shared and their addresses.

4.         The Cleco Companies must post on an Internet website:

(A)      A comprehensive organizational chart of the parent corporation with the relative position in the corporate structure of each energy-related affiliate, with detailed labeling that includes the name of the company and its primary function or type of business.

(B)      For each of the Cleco Companies, organizational chart(s) that include each     business unit and chain of command for all positions.

(C)      For each employee engaged in transmission or reliability functions for Cleco Power or wholesale merchant functions for any of the Cleco Companies, job descriptions that include:  the name, job title, job duties and functions.  Such employees below the supervisory level do not need to be identified by name, but must be identified by title and position.  Information must be updated within seven business days of a change in structure or employment.

5.         With respect to employees engaged in transmission, reliability or wholesale merchant functions, notice of each such employee transferring between one of the Cleco Companies will be posted on an Internet website, following the guidelines under section 37.6 of the Commission's regulations, 18 C.F.R. § 37.6 (2003).  The information posted must include:  the name of the transferring employee, the respective titles held at each Cleco Company, including the name of the division; and the effective date of the transfer.  This information will remain on the Internet website for 90 days.

6.         All market information shared between any of the Cleco Companies will be disclosed simultaneously to the public on the Cleco Companies' Internet website.  Market information includes, but is not limited to, any communication concerning power or transmission business, present or future, positive or negative, concrete or potential.  Employees shared between the companies in a support role are not bound by this provision, but they may not serve as an improper conduit of information to non-support personnel.

7.         Each Cleco Company must maintain its books of account and records separately from those of every other Cleco Company, and these must be available for Commission inspection.

8.         The Cleco Companies shall not violate or collude with another party in actions that violate any of the Cleco Companies' Codes of Conduct or Order No. 889's Standards of Conduct.

II.         Marketing or Trading

1.         Cleco Companies will not engage in pre-arranged, offsetting trades of the same product using a non-affiliated third party intermediary, which trades involve no economic risk and no net change in beneficial ownership.

2.         Cleco Companies will not engage in pre-arranged trades of the same product using a non-affiliated third party intermediary to circumvent the Federal Power Act, a Commission-approved tariff or the Commission's rules or regulations.

3.         Sales of non-power goods or services by Cleco Power to another Cleco Company will be at the higher of cost or market price.

4.         Sales of any non-power goods or services from any Cleco Company to Cleco Power will not be at a price above market.

III.       Brokering of Power

1.         To the extent Acadia, Evangeline, or Perryville seeks to broker power for Cleco Power:

(A)       The affiliate will offer Cleco Power's power first.

(B)       Any arrangement between Acadia, Evangeline, or Perryville and Cleco Power is non-exclusive.

(C)       Neither Evangeline, nor Acadia, nor Perryville will accept any fees in conjunction with any brokering services it performs for Cleco Power.

2.         To the extent Cleco Power seeks to broker power for Evangeline, Acadia, or Perryville:

(A)       Cleco Power is required to charge the higher of its costs for the service or the market rate for such services.

(B)       Cleco Power is required to market its own power first, and simultaneously make public any information shared with Evangeline, Acadia, or Perryville during brokering, and must post on its Internet website, the actual brokering charges imposed.

APPENDIX B

COMPLIANCE PLAN FOR CLECO POWER LLC;
CLECO MARKETING & TRADING LLC;
CLECO EVANGELINE LLC; ACADIA POWER PARTNERS, LLC;
PERRYVILLE ENERGY PARTNERS, L.L.C.; AND CLECO CORPORATION

This Compliance Plan (Compliance Plan) responds to specific issues and recommendations arising from a non-public, formal investigation conducted by the Federal Energy Regulatory Commission's (FERC or Commission) Division of Enforcement, Office of Market Oversight and Investigations (OMOI).

Cleco Power LLC (Cleco Power); its power marketer affiliates, Cleco Marketing & Trading LLC; Cleco Evangeline LLC; Acadia Power Partners, LLC, and Perryville Energy Partners, L.L.C. (collectively Cleco Power Marketer Affiliates); together with their affiliated service company, Cleco Support Group LLC, and their parent public utility holding corporation, Cleco Corporation (collectively Cleco et al.), shall implement this Compliance Plan, including its referenced internal policies and procedures for Cleco et al., to resolve issues that have arisen regarding compliance with the FERC's applicable statutes, rules, and regulations (FERC Rules).

This Compliance Plan applies to Cleco et al. and to any successor companies owned or controlled by Cleco Corporation.  This Compliance Plan shall become effective (Effective Date) 30 days after the issuance date (Issuance Date) of the Commission's order approving the Stipulation and Consent Agreement in Docket No. IN03-1-000 (Agreement) and shall remain effective for three years after the Issuance Date. This Compliance Plan is a part of the Commission's order approving the Agreement. OMOI agrees to promptly review any internal policies and procedures required in this Compliance Plan of Cleco et al. and required in this Compliance Plan to be submitted to OMOI for its prior review and authorization; OMOI shall not unreasonably withhold approval of such matters submitted for its consideration.

Cleco et al. may request that the Commission modify this Compliance Plan during its three-year term.  Nothing in this Compliance Plan relieves Cleco et al. from complying with the FERC Rules now in effect and as they may be amended.

In the event that the Commission revises its regulations so as to apply them to any affiliate of Cleco Power in addition to its affiliates that are currently Cleco Power Marketer Affiliates, then Cleco et al. must implement this Compliance Plan with respect to any affiliates covered by the revised regulations on a prospective basis.  Cleco et al. may request a waiver so that any affiliates that would become covered by such revised regulations shall not be covered under this Compliance Plan.

I.          Commitment to FERC Regulatory Compliance

Through implementation of this Compliance Plan, including the internal policies and procedures provided for in this Compliance Plan, Cleco et al. commits to establishing and maintaining the regulatory compliance training and regulatory risk control systems specified in this Compliance Plan for Cleco et al. to operate in compliance with FERC Rules.

II.        Director, Regulatory Compliance

1.         Cleco et al. shall designate an individual whose title shall be "Director, Regulatory Compliance" (DRC).  The DRC shall be the contact for Commission Staff for Cleco et al.'s FERC compliance issues and shall be responsible for implementing this Compliance Plan.

2.         The DRC, in addition to the foregoing and in addition to other responsibilities specified in Sections III through XII, below, shall be responsible for the following:

a.         Addressing internal and external FERC regulatory compliance issues and coordinating with counsel and with the audit committees of the Board of Directors of Cleco Corporation and the Board of Managers of Cleco Power, respectively.

b.         Maintaining a contemporaneous compliance log reflecting compliance issues and their resolution.

c.         Overseeing all Open Access Same-time Information System (OASIS) compliance postings.

d.         Maintaining contemporaneous detailed written records documenting the implementation of this Compliance Plan.

III.       Hotline

Cleco et al. shall implement a "Hotline" telephone number so infractions, if any, of FERC Rules can be reported anonymously to the DRC.  Cleco et al. may combine this Hotline with its Ethics Helpline. Within 30 days after the end of each calendar quarter, the DRC shall provide a report to OMOI, describing the content and resolution of any calls to the Hotline during that that quarter that raised issues relating to the FERC Rules.  Cleco et al. also shall post on its Intranet FERC's Hotline telephone number.

IV        Training

1.         Cleco et al. shall develop a written policy for FERC regulatory compliance training of "Electric-Related Employees" and "Support Services Personnel" that states measurable goals for compliance and specific consequences for non-compliance.

The term "Electric-Related Employees" means all employees and officers of Cleco Power and Cleco Power Marketer Affiliates, and any Cleco et al. employees who provide services related to operating the transmission system, ensuring transmission reliability, and contracting, scheduling or billing for electric transmission, wholesale sales, or wholesale purchases. The term "Support Services Personnel" means Cleco et al. employees who provide Information Technology (IT), accounting, contract administration, billing, software development, or legal services related to the transmission or marketing of electricity.  The training policy shall state that Cleco et al. commits to reinforce to such employees the importance of full and unequivocal compliance with FERC Rules and to that end shall require annual FERC regulatory compliance training of an introductory, updating, and refresher nature, as appropriate. The policy shall also state appropriate disciplinary measures for employees who violate the policy.

2.         Cleco et al. shall submit the training policy and its implementing procedures to OMOI within 45 days of the Effective Date.

3.         Cleco et al. shall notify Electric-Related Employees and Support Services Personnel of the FERC regulatory compliance training policy and procedures after OMOI has approved such policy and procedures.

4.         The DRC shall be responsible for the following:

a.         Making recommendations to Cleco et al.'s Human Resources Department (HR Department) regarding disciplinary measures for employees involved in violations, if any, of FERC Rules.

b.         Obtaining, from Cleco et al.'s HR Department, a list of all Electric-Related Employees and Support Services Personnel.

c.         Notifying all Electric-Related Employees and Support Services Personnel of the time and place for FERC regulatory compliance training of an introductory, updating, or refresher nature, as appropriate, that shall be held every 12 months beginning no later than November 1, 2003, and each 12-month period thereafter.

d.         Providing an electronic or hard-copy of the written policy and procedures for FERC regulatory compliance training to each Electric-Related Employee and Support Services Personnel when the employee is notified of the time and place for such training.

e.         Developing electronic procedures for the tracking and verification of attendance and creating material to be used during the FERC regulatory compliance training.

a.         Including in the training package information describing a "Hotline" (see Section III., above) through which Cleco's, et al. employees can anonymously report violations, if any, of FERC Rules.

g.         Submitting training materials to OMOI for approval 30 days prior to training.

h.         Maintaining all certifications of attendance and materials used in the FERC regulatory compliance training.

i.          No later than the end of each year, comparing the certifications of attendance to the list of Electric-Related Employees and Support Services Personnel to determine whether each such employee participated in the FERC regulatory compliance training.

j.          Notifying the HR Department of any Electric-Related Employees or Support Services Personnel who did not participate in the FERC regulatory compliance training, so the training for the individual may be rescheduled.

k.         In general, assuring that Cleco et al.'s training program provides adequate and effective training in the FERC Rules and the importance of compliance with them.

5.         Cleco et al. may combine the FERC regulatory compliance training with other types of employee training and may provide training and training materials via e-mail or the Intranet with testing, so as to ensure participation by persons who must receive training.

V.        Transmission Functions

1.         Circulation of bulletin on off-OASIS communications.

Cleco Power and Cleco Power Marketer Affiliates shall immediately circulate to Electric-Related Employees and Support Service Personnel a bulletin instructing such persons that:

a.         the FERC Order No. 889 Standards of Conduct and Cleco Power's Standards of Conduct Procedures on file with the FERC prohibit, except in certain very limited emergency situations, Cleco Power's employees engaged in transmission system operations, system reliability functions, or transmission service request processing functions from providing any transmission information to wholesale marketing personnel other than via OASIS communications;

b.         wholesale marketing function employees will not have access to, or attempt to elicit through off-OASIS communications, any off-OASIS transmission information (including information relating to pending transmission requests) from Cleco Power's transmission function employees; and

c.         Support Services Personnel employees must comply with a strict "no-conduit" rule prohibiting them from providing or otherwise making available any transmission information to wholesale marketing function personnel.

2.         Restriction of access to transmission areas at Cleco Power.

In compliance with the Standards of Conduct procedures, Cleco Power shall review facilities procedures to ensure that (i) during normal business hours, no wholesale marketing personnel will have unescorted access to the transmission areas in Cleco Power's facilities; (ii) during non-business hours, access cards will not enable wholesale marketing personnel to have access to the transmission areas of Cleco Power's facilities; and (iii) that non-affiliated persons shall be treated in the same manner.

3.         Review and update of organizational charts.

Cleco Power shall review and update, to the extent necessary, the organizational charts posted pursuant to the Standards of Conduct to ensure they accurately reflect its current (i) organizational structure, (ii) supervisory personnel and reporting line positions, and (iii) job descriptions.  Cleco Power shall review all OASIS postings to ensure they accurately reflect the names and job descriptions of any wholesale marketing personnel who may have transferred to or from Cleco Power's transmission functions.

4.         Review of compliance certificates.

In connection with the organizational review, Cleco Power shall ensure that the Cleco Power Standards of Conduct procedures have been provided to, and related compliance certificates annually have been executed by, all Electric-Related Employees and Support Services Personnel, and that these actions have been taken with respect to newly hired such employees within 60 days of their hiring date.

VI.       Computer Access By Computer System, Applications and Databases

1.         Cleco et al. shall develop a written policy that prohibits access to Cleco Power transmission information and non-public market information by Cleco Power Marketer Affiliate computer systems, applications, or databases. The policy shall state measurable goals and specific consequences for non-compliance.  The policy shall state that Cleco et al. has zero tolerance for access to Cleco Power transmission information and non-public market information by the Cleco Power Marketer Affiliates' systems applications or databases, except as permitted in 2., below. The policy shall also state appropriate disciplinary measures for employees who violate the policy.

2.         Cleco Power and the Cleco Power Marketer Affiliates shall develop written procedures for assuring the Cleco Power Marketer Affiliates' computer systems, applications, or databases do not have preferential access to Cleco Power's transmission information, as required by the Standards of Conduct, as provided in 18 CFR Part 37, as amended from time to time, or have access to non-public market information, as prohibited by the Codes of Conduct, as provided in Cleco Power's and Cleco Power Marketer Affiliates' rate schedules on file with the Commission, as amended from time to time.  Cleco Power and the Cleco Power Marketer Affiliates shall submit their policies and procedures to OMOI within 60 days of the Effective Date for approval. The procedures shall identify the appropriate documentation to be available to the DRC to carry out responsibilities described herein.

3.         Cleco et al. shall notify all Electric-Related Employees of the policies and procedures after OMOI's approval of such policies and procedures.

4.         The DRC shall be responsible for the following as they relate to transmission information, electric sale-for-resale information, and related non-public market information:

a.         Developing and maintaining a list of all existing databases that contain Cleco Power transmission information or confidential non-public market information.

b.         Developing and maintaining, for Cleco Power, a list of all existing Cleco Power Marketer Affiliates' electric-related software or database programs.

c.         Requesting and obtaining all electric related database or software installations or upgrades.

d.         Developing a form for requesting new electric-related systems, applications, databases or software, as well as any upgrades to such systems, applications, data bases or software.

e.         Making the form available on Cleco et al.'s Intranet web site.

f.          Requiring that Cleco et al.'s IT Department submit all requests for new electric related software or database installations or upgrades electronically to the DRC.

a.         Reviewing and documenting data on the new installations or upgrades to understand the information that shall be integrated and to assess whether an installation or upgrade may compromise Cleco Power's transmission information or non-public market information.

h.         Based on the information obtained about the new installation or upgrade, documenting, as well as approving or disapproving, the installation or upgrade on the electronic form available from Cleco et al.'s Intranet web site.

i.          Submitting the approved electronic form to the Cleco et al. IT Department employee who implements the installation or upgrade and instructing that employee to document the completion of the installation or upgrade on the form and then notifying the DRC.

j.          Reviewing and maintaining all records of computer linkage requests, approvals, denials, set ups, cancellations, and changes.

VII.     Computer Access By Employees

1.         Cleco et al. shall develop a written policy regarding employee computer access to any Cleco Power transmission information and non-public market information. The policy shall state measurable goals and specific consequences for non-compliance.

The policy shall state that Cleco et al. has zero tolerance for preferential computer access to Cleco Power's transmission information and non-public market information by Cleco Power Marketer Affiliate employees and for preferential computer access to Cleco Power's transmission information by Cleco Power's wholesale marketing employees. The policy also shall state appropriate disciplinary measures for employees who violate the policy.

2.         Inspection of computer firewalls for hardware and software security.

Cleco et al.'s IT specialists shall review all applicable hardware and software to ensure that the appropriate "firewalls" are in place and function such that:

a.         the Energy Management System information available to wholesale marketing employees does not provide access to Cleco Power's transmission function data, including restricted data that, under Cleco Power's Standards of Conduct procedures on file with FERC, are limited strictly to Cleco Power's transmission personnel;

b.         Cleco Power's transmission function's Accounting, Contracts, and Energy Schedules ("ACES") is installed only on the personal computers of transmission personnel and is password protected, such that the information is not made available to wholesale marketing function personnel; and

c.         all other computer applications that may provide access to Cleco Power's transmission information are password protected and cannot be accessed by wholesale marketing function personnel in accordance with the Standards of Conduct procedures Cleco Power has on file with FERC.

3.         Cleco et al. shall submit all computer access policies and implementing procedures to OMOI within 60 days of the Effective Date for approval.

4.         Cleco et al. shall notify all Electric-Related Employees of the computer access policies and procedures after OMOI has approved such policies and procedures.

5.         The DRC shall be responsible for the following:

a.         Developing a list of all Cleco Power and Cleco Power Marketer Affiliate computer systems and applications relating to the transmission of electricity or that contain non-public market information to which access shall be controlled.

b.         Reviewing use of the electronic form for requesting new access or changes, suspensions, revocations, or deletions to access to these computer systems and applications.

c.         Making the form available on Cleco et al.'s Intranet web site.

d.         Requiring that all internal requests relating to access to any of these systems, databases or applications be submitted electronically through  a formalized access control process and maintained in a central repository for records, review and audit.  The DRC shall receive a list of all such requests on a monthly basis.

e.         Reviewing and documenting data from any such requesting employee, the employee's supervisor, and the HR Department to determine the actual position the employee currently holds.

f.          Approving or disapproving computer access via the electronic form available from Cleco et al.'s Intranet web site.

g.         Submitting the electronic approved form to the Cleco et al. IT Department employee who implements decisions about computer access and instructing that employee to implement the decision, document that action on Cleco et al.'s Intranet web site, and notifying the DRC.

h.         Retaining all records of computer access requests, approvals, denials, set ups, cancellations and changes, for three years following an employee's termination with Cleco et al.

i.          Receiving, within one business day following the effective date of an Electric-Related Employee's change of position, company, job title, or job duties, notification of the change from Cleco et al.'s HR Department.

j.          Ensuring, within two business days following the effective date of any such change, if appropriate, that the employee's computer access is changed to reflect the change, its effective date and that the employee's change of duties is reflected in Cleco et al.'s organization charts.

VIII.    IT Security

1.         Cleco et al. shall eliminate any links or preferential access of any Cleco Power Marketer Affiliate employee or of any wholesale marketing employee of Cleco Power via computer systems, software, or databases to Cleco Power's transmission information or of any Cleco Power Marketer Affiliate employee to Cleco Power's non-public market information, as provided in VI. and VII., above.

2.         Cleco et al. shall implement a security architecture that shall provide a common means of managing, enforcing and auditing access to servers, folders, files, etc., across a list of non-mainframe platforms ranging from AIX, UNIX, Windows, and the like.  This implementation should be completed by December 31, 2003.

3.         Within 45 days after the Effective Date, Cleco et al. shall submit to OMOI procedures requiring prompt notification to the DRC of any violations of a computer access policy.

4.         Within 45 days after the Effective Date, Cleco et al. shall develop and implement policies and technical standards that comply with industry standards, and shall document the policies for reporting to auditors and Cleco et al.'s executive management.

IX.       Quarterly Reports

1.         Cleco et al. shall develop a written policy for assuring the accuracy and timeliness of Cleco Power's and the Cleco Power Marketer Affiliates' Electric Quarterly Reports (Reports), with measurable goals and specific consequences for non-compliance.

The policy shall state that Cleco et al. shall require semi-annual reviews of Reports filed with the Commission.  The policy also shall state appropriate disciplinary measures for employees who violate the policy.

2.         Cleco et al. shall submit the reporting policy and its implementing procedures to OMOI within 60 days after the Effective Date for approval.

3.         Cleco Power and Cleco Power Marketer Affiliates shall provide to OMOI a description of Cleco Power's and Cleco Power Marketer Affiliates' procedures for ensuring the accuracy and timeliness of the Reports. Cleco Power and Cleco Power Marketer Affiliates shall submit their descriptions of these procedures within 60 days of the Effective Date.  These procedures shall become effective 30 days after their approval by OMOI.

4.         Cleco et al. shall notify all Electric-Related Employees involved in the Reports of the reporting policy and procedures for the Reports after OMOI approval of such policies and procedures.

5.         Cleco et al. shall develop written procedures for conducting reviews of Reports and submit these procedures to OMOI within 60 days after the Issuance Date for approval. These procedures shall become effective 30 days after their approval by OMOI.

6.         The DRC shall be responsible for the following:

a.         Reviewing Cleco Power's and Cleco Power Marketer Affiliates' Reports for compliance with the Commission's regulations.

b.         Documenting and resolving compliance issues in the Reports.

c.         Correcting any inaccurate Reports and documenting that the corrections were made within 45 days after the end of the pertinent reporting period.

X.        Document Retention

1.         Cleco Power and Cleco Power Marketer Affiliates shall develop a written policy for assuring the retention of all documents necessary to document transmission and electric sale-for-resale transactions by them.

The policy shall state that Cleco Power and Cleco Power Marketer Affiliates shall retain all contracts, including amendments and agreements and memoranda essential to clarifying or explaining provisions of contracts, including requests for transmission service (approved and denied) (herein collectively referred to as "transmission-related documents") in a specifically determined retention area.  The policy shall state that those contract files that are active shall be maintained separately from files for those contracts that are terminated.  The policy shall state that Cleco Power's and Cleco Power Marketer Affiliates' employees shall file all electric transmission and electric sale-for-resale related documents, in the contract file if a contract is confected, or in a separate file if the contract is denied, withdrawn, or the like.  The policy shall state that customers shall submit OASIS requests for transmission service and written requests for electric sale-for-resale arrangements, and that Cleco Power employees taking oral requests for electric sale-for-resale arrangements shall document in writing each such discussion and contract activities. The policy also shall state appropriate disciplinary measures for employees who violate the policy.

2.         Cleco et al. shall submit the document retention policy and its implementing procedures, including written procedures to ensure complete and accurate documentation of all requests for electric transmission and electric sale-for-resale, whether approved, denied, or partially approved, and shall submit these policies and procedures to OMOI within 60 days of the Effective Date for approval.

3.         The DRC shall be responsible for the following:

a.         Developing for Cleco Power an internal transmission request form and a "note to the file" form, including an OASIS request protocol, in order to document every request for transmission and other document required to be retained under the policy, whether approved, partially approved, or denied.

b.         Developing a filing system that shall file active contracts separately from terminated contracts or those requests that were never developed into contracts.

c.         Developing a system, consistent with OASIS requirements, by which all forms, notes, memoranda, and the like, are filed with the original contract or with the denied transmission request within 5 business days after the discussion (oral or written) to which the document relates.

d.         Submitting all transmission or sale-for-resale related documents to a designated Contract Administrator and instructing the Contract Administrator to date-stamp them.

e.         Developing a mandatory training segment on this requirement that is included in Cleco et al.'s FERC regulatory compliance training.

4.         Cleco et al. shall develop a written procedure for ensuring that it has copies, electronic or "hard-copy," of all transmission and sale-for-resale contracts that are in effect as of the Issuance Date. Cleco et al. shall submit these procedures to OMOI within 60 days of the Effective Date for approval.  These procedures shall be effective 30 days after receipt of OMOI's approval.

XI.       Organization Charts

1.         Cleco et al. shall develop a written policy for assuring that Cleco et al.'s corporate and employee organization charts are posted on Cleco et al.'s Intranet and Internet websites accurately. The policy shall contain measurable goals and specific consequences for non-compliance.

The policy shall state that Cleco et al. shall require the corporate and employee organization charts on its websites to be updated as required in the FERC Codes of Conduct governing Cleco et al.

2.         Cleco et al. shall submit the organization charts policy and its implementing procedures to OMOI within 60 days after the Effective Date for approval.

3.         The DRC shall be responsible for the following:

a.         Developing a notice of change of corporate structure form to be posted on Cleco et al.'s Intranet web site.

b.         Developing a notice of change of employee status form to be posted on Cleco et al.'s Intranet web site.

c.         Requiring the Corporate Secretary of Cleco Corporation to notify the DRC of a change in corporate structure within one business day after the effective date of a change.

d.         Requiring Cleco et al.'s HR Department to notify the DRC of a change of employee status within one business day after the effective date of the change.

e.         Changing Cleco et al.'s website postings after a material change in corporate structure or employee status occurs, as required in this Compliance Plan.

f.          On a quarterly basis, requesting a complete corporate structure listing from Cleco Corporation's Corporate Secretary.

g.         On a quarterly basis, requesting a complete employee listing from Cleco et al.'s HR Department.

h.         On a quarterly basis, determining if the Cleco et al. website's corporate structure and employee postings are accurate by comparing them to the listings obtained from Cleco Corporation's Corporate Secretary and Cleco et al.'s HR Department.

i.          Identifying conspicuously, as corrected or late, any organizational change website postings that require correction or posting.

j.          Submitting, on a quarterly basis, a report to OMOI describing any problems noted and the corrective actions, if necessary, taken.

k.         Maintaining all documents related to the foregoing work.

XII.      Auditing

Cleco et al. shall develop written procedures for independent external auditing of Cleco et al's. compliance with this Compliance Plan, with the results and conclusions of the independent auditor, along with Cleco et al's. actions in response, reported promptly to OMOI.  Such audits shall be performed annually, beginning with the first anniversary of the Effective Date of the Compliance Plan.  These procedures shall be submitted to OMOI within 60 days of the Effective Date for approval.